Exhibit 6

Dear Board of Directors:

Beginning in June, we made several attempts to engage the Board in a dialogue with the stated goal of maximizing shareholder value. In two phone conversations with your Chairman Jordan Levy, he refused to listen or talk without a non-disclosure agreement. Since we did not need or want material non-public information from the Company in order to share our views, we declined to sign an NDA, and no meetings or discussions were held. Subsequently, we began engaging in public discourse to explain the reasons why Synacor should immediately pursue strategic alternatives. We also urged the Board not to hire a new CEO unless and until a strategic review had been completed. As a Board, you again ignored us and hired a new CEO without having a strategic plan.

On August 4, 2014, your new CEO announced a 45-day process to evaluate the Company and develop a strategic plan. We do not understand why you claimed to have a plan when you clearly did not. We do not understand why the Board would delegate its responsibility for developing a strategic plan to first-time CEO with no track record for value creation. This demonstrates that the current Board is bereft of both leadership and any vision of the path forward.

The market has reacted to these facts and Synacor’s share price is down another 25%. As a Board, you have now overseen a $110 million drop in shareholder value since the IPO in 2012. This is a 68% decline. Synacor’s continued operational struggles and your decision to hire a CEO with no experience, turnaround or otherwise, has alienated the Board from the vast majority of the constituents whom it is supposed to represent.

We met with your new CEO at the end of August. In that meeting, the challenges facing the Company were discussed in detail and we suggested then and through a subsequent email dialogue with the CEO a roadmap to turn Synacor around and begin to recover shareholder value.

As you have heard from shareholders, industry analysts, and even your own customers, here are the plain facts facing Synacor:

▪  Synacor’s business can be categorized into three major segments:

o	An $80 million revenue start-page business that has been declining and will continue to decline. The decline in 2015 will be exacerbated by the loss of Charter as a customer.
o	A $20 million revenue business you call TVE. This business has grown modestly at a rate of 5%-6% per year.
o	A mobile segment in which you claim to have invested heavily but has yet to produce any meaningful revenue contribution.

▪  With the decline in the start-page business, the loss of Charter, continued modest growth for TVE, and some new revenue contribution from mobile, we estimate that 2015 revenue will be in the range of $90 to $95 million.

▪  The only path to sustainable value creation on an autonomous path starts with positive EBITDA and positive cash-flow. The cost structure of Synacor is not sustainable as demonstrated by the $20 million in cash burned over the past 2 years. Without changes to the cost structure, we estimate Synacor will lose another $9 to $12 million in 2015. In order to achieve a reasonable EBITDA margin of 10%, we believe Syancor will need to cut expenses by $17M to $19M.

▪  The actions needed to achieve this reduction in costs are easily identifiable. Importantly, these cost cuts will still permit continued R&D investment as well as sales and marketing spending on the launch of new products that the CEO indicated have been developed and are ready to launch.

▪  Provided the foregoing is achieved and Synacor’s stock manages to trade at a modest 7x EBITDA, we believe that the share price rise to around $3.40 per share over the next six months. This would represent an increase of 77% from the current price.

▪  The cost-reduction plan should be completed as quickly as practical and disclosed to the market with the strategic plan before the end of September. This timing is in line with the 45-day expectation that your CEO established for shareholders in the second quarter earnings call.

We have continued to request a special meeting to make Board changes and you have not answered this request. We have repeatedly assured our fellow shareholders and informed the Board directly that we will put forth new director candidates at the upcoming annual shareholders meeting. This will not change. While we fully expect your self-serving Chairman Levy to seek to do anything to preserve his job, including delaying the annual meeting, our intention to nominate two new directors will not change.

We are providing you clear objectives that we believe will result in increased and sustainable shareholder value. Together with our fellow shareholders, we will measure your performance over the next six months against these clear and achievable objectives – cost structure optimization, EBITDA margin goals and share price increase.

Sincerely,

Michael Torok	Bart Kool
JEC Capital Partners	Ratio Capital Management